UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 Amendment No. 4

AeroCentury Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

007737
(CUSIP Number)

Toni M. Perazzo
1440 Chapin Avenue, Suite 310
Burlingame, California 94010
650-340-1888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person Toni M. Perazzo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,600

	8.	Shared Voting Power 229,576

	9.	Sole Dispositive Power 14,600

	10.	Shared Dispositive Power 229,576

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 365,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.69

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Neal D. Crispin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,200

	8.	Shared Voting Power 234,576

	9.	Sole Dispositive Power 9,200

	10.	Shared Dispositive Power 234,576

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 356,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.69

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 to Schedule 13D (this “Amendment”) is filed by and on behalf of the Reporting Persons to amend the Schedule 13D related to common stock, par value $0.001 per share (the “Common Stock”) of AeroCentury Corp., a Delaware corporation (the “Issuer”) previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on January 16, 1998 and last amended on February 27, 2003 (as amended, the “Schedule 13D”).  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

ITEM 2.   IDENTITY AND BACKGROUND

This statement is filed on behalf of Neal D. Crispin and Toni M. Perazzo, husband and wife. Mr. Crispin is President and Chairman of the Board of the Issuer, and is also President and Chairman of the Board of JetFleet Holding Corp. ("JHC").  Ms. Perazzo is Senior Vice President - Finance, Secretary and a Director of ACY and is also Senior Vice President - Finance, Secretary and a Director of JHC.  The business address of Mr. Crispin and Ms. Perazzo is 1440 Chapin Avenue, Suite 310, Burlingame, California 94010.

During the last five years, neither Mr. Crispin nor Ms. Perazzo has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Crispin and Ms. Perazzo are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

a. Perazzo Individually held Shares Purchase.  Ms. Perazzo purchased 14,600 shares directly, using personal funds, in transactions on the open market on the dates and at the prices disclosed in Item 5(c)(i) below.

b.  JHC Purchased Shares.  JHC purchased 15,809 shares directly in transaction on the open market, on the dates and at the prices as disclosed in Item 5(c)(ii) below.  These purchases are reported herewith because Mr. Crispin and Ms. Perazzo are each a director, officer, and principal shareholders and indirect beneficial owner of approximately 55.7% of the Common Stock of JHC, and Mr. Crispin and Ms. Perazzo share jointly, along with other shareholders, the power to vote or to direct the vote of and to dispose or to direct the disposition of the shares held by JHC.

ITEM 4.   PURPOSE OF TRANSACTION

The shares purchased by Ms. Perazzo were acquired for purposes of investment and not for the purpose of changing the control of ACY.  Neither Mr. Crispin nor Ms. Perazzo has any plans which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; provided, however, that they reserve the right to acquire additional securities of the issuer or dispose of securities of the issuer from time to time; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;(e) any material change in the present capitalization or dividend policy of the issuer;(f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

(a)     Mr. Crispin and Ms. Perazzo together are the beneficial owners of 365,554 an aggregate of shares of Common Stock of ACY, representing approximately 23.69% of the outstanding shares of ACY Common Stock, consisting of (i) 14,600 shares owned directly by Ms. Perazzo; (ii) 9,200 shares of ACY Common Stock; (iii) 6,500 shares of ACY Common Stock held in a UGMA account for the benefit of Mr. Crispin’s and Ms. Perazzo’s dependent child; (iv) 60,689 shares of ACY Common Stock held in an irrevocable trust for the benefit of Ms. Perazzo (“Perazzo Trust”); (v) 60,689 shares of ACY Common Stock held in an irrevocable trust  for the benefit of Mr. Crispin’s and Ms. Perazzo’s dependent child (“Child Trust”); and (vi) 213,876 shares of ACY Common Stock owned by JetFleet Holding Corp, of which Mr. Crispin and Ms. Perazzo own approximately 55.7% of the Common Stock, and of which Mr. Crispin and Ms. Perazzo are directors and executive officers.

On February 27, 2012, Mr. Crispin and Ms. Perazzo transferred 7000 shares of ACY Common Stock to an irrevocable educational trust for the benefit of their dependent child.  Mr. Crispin and Ms. Perazzo disclaimed beneficial ownership of such shares, and these are not included in the reported total in Item 11.

(b)      Number of shares as to which each Reporting Person has:

        (i)                                     sole power to vote or to direct the vote:

See Item 7 on the respective cover page(s) of Mr. Crispin and Ms. Perazzo hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the respective cover page(s) of Mr. Crispin and Ms. Perazzo hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the respective cover page(s) of Mr. Crispin and Ms. Perazzo hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the respective cover page(s) of Mr. Crispin and Ms. Perazzo hereto.

(c)  Transactions in the Securities of the Issuer in the Last Sixty Days:

   (i)  Perazzo Transactions:   In the last sixty days, Ms. Perazzo has executed the following open market purchases using personal funds.

Date	No. Shares	Price per Share
03/05/2015	500	$12.478
03/05/2015	600	$12.466
03/05/2015	400	$12.47
03/05/2015	429	$12.59
03/05/2015	500	$12.50
03/05/2015	71	$12.60
03/05/2015	400	$12.399
03/05/2015	190	$12.391
03/05/2015	410	$12.286
03/05/2015	11	$12.442
03/05/2015	400	$12.50
03/05/2015	200	$12.37
03/05/2015	1,100	$12.50
03/05/2015	289	$12.442
03/05/2015	100	$12.20
03/05/2015	300	$12.19
03/05/2015	200	$12.20
03/05/2015	1,400	$12.188
03/06/2015	100	$12.379
03/06/2015	100	$12.34
03/06/2015	800	$12.379
03/06/2015	34	$12.2177
03/06/2015	100	$12.33
03/06/2015	100	$12.3799
03/06/2015	294	$12.3299
03/06/2015	106	$12.3699
03/06/2015	300	$12.3799
03/06/2015	66	$12.2525
03/10/2015	200	$13.489
03/10/2015	100	$13.47
03/10/2015	200	$13.48
03/10/2015	100	$13.208
03/10/2015	200	$13.499
03/10/2015	200	$13.212
03/10/2015	1,900	$13.4999
03/10/2015	35	$13.49
03/10/2015	965	$13.35
03/10/2015	79	$13.4125
03/10/2015	1,000	$13.4999
03/10/2015	121	$13.4125
TOTAL	14,600

          (ii)  JetFleet Holding Corp.has made the following open market transactions within the last sixty days:

Date	No. Shares	Price per Share
03/11/2015	993	$13.88
03/11/2015	2,100	$13.87
03/11/2015	7	$13.73
03/11/2015	5	$13.70
03/11/2015	1,200	$13.80
03/12/2015	501	$13.80
03/12/2015	203	$13.76
03/12/2015	3,200	$13.68
03/13/2015	2,600	$13.70
03/13/2015	5,000	$13.76
TOTAL	15,809

(d)     To the knowledge and belief of Mr. Crispin and Ms. Perazzo, other than the trustee of the Perazzo Trust and the Child Trust, Meridian Trust Company, Limited, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 365,554 shares of Common Stock.

(e)     Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description of Exhibit
99.2	Joint Filing Agreement (Previously filed)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,  the  undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2015

TONI M. PERAZZO

/s/ Toni M. Perazzo

NEAL D. CRISPIN

/s/ Neal D. Crispin